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                                 October 5, 1999

VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

        Re: The Pruco Life Flexible Premium Variable Annuity Account Amendment to Registration Statement on Form N-4
               CIK No: 0000947703
               Accession No: 0000950110-99-001107

               File No: 333-06701

Ladies and Gentlemen:

        The Pruco Life Insurance Company and The Pruco Life Flexible Premium Variable Annuity Account request the withdrawal of their 485APOS submission made on August 24,1999.

                                    Very truly yours,



                                    /s/ LEE D. AUGSBURGER
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                                        Lee D. Augsburger
                                        Chief Legal Officer-Annuities